EXHIBIT 99.1

PRETIUM RESOURCES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS ENDED
MARCH 31, 2017 AND 2016
(Expressed in United States Dollars)

Suite 2300, Four Bentall Centre
1055 Dunsmuir Street, PO Box 49334
Vancouver, BC V7X 1L4

Phone: 604-558-1784
Email: invest@pretivm.com

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited - Expressed in thousands of United States dollars)

			Restated (Note 2b)
		March 31,	December 31,	January 1,
	Note	2017	2016	2016

ASSETS

Current assets
Cash and cash equivalents		$171,945	$141,791	$280,293
Receivables and other	3	14,906	15,260	14,743
		186,851	157,051	295,036
Non-current assets
Mineral properties, plant and equipment	4	1,435,202	1,270,457	738,016
Other assets	6	1,579	13,551	30,796
Restricted cash		9,451	9,377	6,138
Total assets		$1,633,083	$1,450,436	$1,069,986

LIABILITIES

Current liabilities
Accounts payable and accrued liabilities	5	$98,780	$111,064	$34,685
		98,780	111,064	34,685
Non-current liabilities
Restricted share unit liability	5	1,235	-	-
Long-term debt	6	601,344	501,160	309,847
Convertible notes	7	72,392	-	-
Decommissioning and restoration provision	8	12,432	13,675	5,240
Deferred income tax		1,214	-	20,244
		787,397	625,899	370,016

EQUITY

Share capital	9	1,109,761	1,101,428	931,750
Contributed surplus	9	52,308	53,072	57,562
Equity component of convertible notes	7	17,843	-	-
Accumulated other comprehensive loss		(193,772)	(193,772)	(214,363)
Deficit		(140,454)	(136,191)	(74,979)
		845,686	824,537	699,970
Total liabilities and equity		$1,633,083	$1,450,436	$1,069,986

Contingencies	12

On behalf of the Board:
“Ross A. Mitchell”	“George N. Paspalas”
Ross A. Mitchell (Chairman of Audit Committee)	George N. Paspalas (Director)

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF LOSS AND COMPREHENSIVE INCOME (LOSS)
(Unaudited - Expressed in thousands of United States dollars, except for share data)

		For the three months ended
		March 31,	March 31,
	Note	2017	2016
			(Restated - Note 2b)

EXPENSES

Salaries	10	$5,227	$610
Share-based compensation	9	1,625	879
Listing and filing fees		279	124
Office		272	294
Investor relations		247	343
Insurance		121	96
Professional fees		117	123
Travel and accommodation		87	55
Depreciation	4	36	25

Operating loss		(8,011)	(2,549)

Foreign exchange gain		1,885	4,578
Interest income		142	197
Financing and interest costs		(22)	(13)
Accretion of decommissioning and restoration provision	8	(83)	(41)
Loss on financial instruments at fair value	6	(3,229)	(17,419)

Loss before taxes		(9,318)	(15,247)

Deferred income tax recovery		5,055	4,370

Net loss for the period		$(4,263)	$(10,877)

Other comprehensive income (loss), net of tax
Items that may be subsequently reclassified to profit or loss:
Foreign currency translation adjustments		-	48,927

Comprehensive income (loss)		$(4,263)	$38,050

Basic and diluted loss per common share		$(0.02)	$(0.07)

Weighted average number of common shares outstanding		180,656,271	154,470,603

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited - Expressed in thousands of United States dollars)

		For the three months ended
		March 31,	March 31,
	Note	2017	2016
			(Restated - Note 2b)

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period		$(4,263)	$(10,877)
Items not affecting cash:
Accretion of decommissioning and restoration provision	8	83	41
Deferred income tax recovery		(5,055)	(4,370)
Depreciation	4	36	25
Loss on financial instruments at fair value	6	3,229	17,419
Share-based compensation	9	1,625	879
Unrealized foreign exchange gain		(2,315)	(4,726)
Changes in non-cash working capital items:
Receivables and other		189	223
Accounts payable and accrued liabilities		3,880	(1,187)
Net cash used in operating activities		(2,591)	(2,573)

CASH FLOWS FROM FINANCING ACTIVITIES
Common shares issued	9	-	146,211
Proceeds from convertible notes, net	7	96,089	-
Proceeds from credit facility, net	6	97,000	-
Proceeds from exercise of stock options		5,797	1,305
Share issue costs		-	(7,802)
Net cash generated by financing activities		198,886	139,714

CASH FLOWS FROM INVESTING ACTIVITIES
Expenditures on mineral properties, plant and equipment	4	(168,192)	(66,875)
Net cash used in investing activities		(168,192)	(66,875)

Increase in cash and cash equivalents for the period		28,103	70,266

Cash and cash equivalents, beginning of the period		141,791	280,293
Effect of foreign exchange rate changes on cash and cash equivalents
		2,051	19,492
Cash and cash equivalents, end of the period		$171,945	$370,051

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY
(Unaudited - Expressed in thousands of United States dollars, except for share data)

	Note	Number of common shares	Share capital	Contributed surplus	Equity component of convertible notes	Accumulated other comprehensive loss	Deficit	Total
Balance - December 31, 2015 (Restated - Note 2b)		145,068,405	$931,750	$57,562	$-	$(214,363)	$(74,979)	$699,970

Shares issued under private placement	9	31,923,755	146,211	-	-	-	-	146,211

Share issue costs	9	-	(8,243)	-	-	-	-	(8,243)

Deferred income tax on share issue costs		-	2,186	-	-	-	-	2,186

Shares issued upon exercise of options	9	272,000	1,893	(588)	-	-	-	1,305

Value assigned to options vested	9	-	-	1,860	-	-	-	1,860

Foreign currency translation adjustment		-	-	-	-	48,927	-	48,927

Loss for the period		-	-	-	-	-	(10,877)	(10,877)

Balance - March 31, 2016 (Restated - Note 2b)		177,264,160	$1,073,797	$58,834	$-	$(165,436)	$(85,856)	$881,339

Balance - December 31, 2016 (Restated - Note 2b)		180,113,252	$1,101,428	$53,072	$-	$(193,772)	$(136,191)	$824,537

Shares issued upon exercise of options	9	679,675	8,333	(2,536)	-	-	-	5,797

Value assigned to options vested	9	-	-	1,772	-	-	-	1,772

Equity component of convertible notes, net of taxes	7	-	-	-	17,843	-	-	17,843

Loss for the period		-	-	-	-	-	(4,263)	(4,263)

Balance - March 31, 2017		180,792,927	$1,109,761	$52,308	$17,843	$(193,772)	$(140,454)	$845,686

The accompanying notes are an integral part of these consolidated financial statements.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

1.
NATURE OF OPERATIONS

Pretium Resources Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada on October 22, 2010. The address of the Company’s registered office is Suite 2300, Four Bentall Centre, 1055 Dunsmuir Street, PO Box 49334, Vancouver, BC, V7X 1L4.

The Company is in the business of acquiring, owning, evaluating and developing gold/silver/copper mineral interests and owns the Brucejack Mine and the Snowfield Project located in northwest British Columbia, Canada. The Company is in the process of developing the Brucejack Mine and exploring the Snowfield Project.

The Company’s continuing operations and the underlying value and recoverability of the amount shown for mineral properties, plant and equipment is entirely dependent upon the existence of economically recoverable mineral reserves and resources, the ability of the Company to obtain the necessary financing to complete exploration and development, the ability to obtain the necessary permits to advance exploration and evaluation assets, and future profitable production or proceeds from the disposition of the projects.

2.
SIGNIFICANT ACCOUNTING POLICIES

a) Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”) using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”). The accounting policies and critical accounting estimates applied by the Company in these condensed consolidated interim financial statements are the same as those applied in the Company’s annual financial statements as at and for the year ended December 31, 2016, except as disclosed in note 2(b).

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on May 12, 2017.

b) Foreign currency translation

Functional currency

Items included in the financial statements of each consolidated entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). During the quarter, the Company commenced mine commissioning activities which are expected to result in the generating of significant United States dollar (“USD”) cash flows from gold sales as the Brucejack Mine moves into production. Additionally, the Company completed a USD convertible debt financing for the purpose of funding working capital through the commissioning process. As a result of these changes in underlying transactions, events and circumstances, the functional currency of the Company and its subsidiaries was reassessed. The functional currency of the Company and its subsidiaries changed from the Canadian dollar (“CAD” or “C”) to the USD commencing on January 1, 2017. The change in functional currency was accounted for on a prospective basis, with no impact of this change on prior year comparative information.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

Presentation currency

On January 1, 2017, the Company elected to change its presentation currency from CAD to USD. The change in presentation currency is to better reflect the Company’s business activities and to improve investors’ ability to compare the Company’s financial results with other publicly traded businesses in the mining industry. The Company applied the change to USD presentation currency retrospectively and restated the comparative financial information as if the new presentation currency had always been the Company’s presentation currency.

From January 1, 2017, the USD presentation currency is consistent with the functional currency of the Company. For periods prior to January 1, 2017, the statements of financial position for each period presented have been translated from the CAD functional currency to the new USD presentation currency at the rate of exchange prevailing at the respective financial position date with the exception of equity items which have been translated at accumulated historical rates from the Company’s date of incorporation in 2010. The statements of loss and comprehensive income (loss) were translated at the average exchange rates for the reporting period, or at the exchange rate prevailing at the date of transactions. Exchange differences arising in 2016 on translation from the CAD functional currency to the USD presentation currency have been recognized in other comprehensive income (loss) and accumulated as a separate component of equity.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss for the year.

c) Critical accounting estimates and judgments

Key sources of judgment and estimation uncertainty

The preparation of financial statements requires the use of accounting estimates. It also requires management to exercise judgment in the process of applying its accounting policies. Estimates and judgments are regularly evaluated and are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. The following discusses the most significant accounting judgments and estimates that the Company has made in the preparation of the financial statements including those that could result in a material effect in the next financial year on the carrying amounts of assets and liabilities:

●
Impairment of exploration and evaluation assets

The application of the Company’s accounting policy for impairment of exploration and evaluation assets requires judgment to determine whether indicators of impairment exist including factors such as, the period for which the Company has the right to explore, expected renewals of exploration rights, whether substantive expenditures on further exploration and evaluation of resource properties are budgeted and evaluation of the results of exploration and evaluation activities up to the reporting date. Management has assessed impairment indicators on the Company’s exploration and evaluation assets and has concluded that no impairment indicators exist as of March 31, 2017.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

2.
SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

●
Impairment of mineral properties, plant and equipment

The application of the Company’s accounting policy for impairment of mineral properties, plant and equipment requires judgment to determine whether indicators of impairment exist. The review of impairment indicators includes consideration of both external and internal sources of information, including factors such as market and economic conditions, metal prices and forecasts, capital expenditure requirements, future operating costs and production volumes. Management has assessed impairment indicators on the Company’s mineral properties, plant and equipment and has concluded that no impairment indicators exist as of March 31, 2017.

●
Fair value of derivatives and other financial liabilities

The fair values of financial instruments that are not traded in an active market are determined using valuation techniques. Management uses its judgment to select a method of valuation and make estimates of specific model inputs that are based on conditions existing at the end of each reporting period. Refer to Note 6 and 11 for further details on the methods and assumptions associated with the measurement of the construction financing liabilities.

The valuation of the convertible notes at inception was completed using a discounted cash flow analysis that required various estimates and assumptions, including the discount rate for a similar non-convertible instrument. Refer to Note 7 for further details on the methods and assumptions associated with measurement of the convertible notes.

●
Functional currency

The determination of functional currency requires judgment where the operations of the Company are changing or currency indicators are mixed. Additionally, the timing of a change in functional currency is a judgment as the balance of currency indicators may change over time. The impact on the consolidated results from the change in functional currency is described in Note 2(b).

●
Commercial production

The determination of when a mine is in the condition necessary for it to be capable of operating in the manner intended by management (referred to as “commercial production”) is a matter of significant judgement. In making this determination, management will consider specific facts and circumstances. These factors will include, but are not limited to, whether the major capital expenditures to bring the mine to the condition necessary for it to be capable of operating in the manner intended by management have been completed, completion of a reasonable period of commissioning, consistent operating results being achieved at a pre-determined level of design capacity and recovery for a reasonable period of time and the transfer of operations from construction personnel to operational personnel has been completed. Management anticipate that the Brucejack Mine will achieve commercial production during 2017.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

3.
RECEIVABLES AND OTHER

	March 31,	December 31,
	2017	2016

Taxes receivable	$8,441	$8,621
BC Mineral Exploration Tax Credit receivable	4,809	4,771
Prepayments and deposits	1,485	1,790
Other receivables	171	78
	$14,906	$15,260

4.
MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Construction in progress	Plant and equipment	Exploration and evaluation assets	Total
Cost
Balance, beginning of period	$382,294	$633,181	$21,064	$242,788	$1,279,327
Additions	-	165,280	48	425	165,753
Balance, end of period	$382,294	$798,461	$21,112	$243,213	$1,445,080

Accumulated depreciation and depletion
Balance, beginning of period	$-	$-	$8,870	$-	$8,870
Depreciation and depletion	-	-	1,008	-	1,008
Balance, end of period	$-	$-	$9,878	$-	$9,878

Net book value - March 31, 2017	$382,294	$798,461	$11,234	$243,213	$1,435,202

(a)
Mineral properties

Mineral properties consist solely of the Brucejack Mine. The Company and the Nisga’a Nation have entered into a comprehensive Cooperation and Benefits Agreement in respect of the Brucejack Mine. Under the terms of the Agreement, the Nisga’a Nation will provide ongoing support for the development and operation of Brucejack with participation in its economic benefits.

The Brucejack Mine is subject to a 1.2% net smelter returns royalty on production in excess of 503,386 ounces of gold and 17,907,080 ounces of silver.

(b)
Plant and equipment

During the three months ended March 31, 2017, $36 (2016 - $25) of amortization was recognized in the statement of loss and $972 (2016 - $870) was capitalized within construction in progress.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

5.
ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	March 31,	December 31,
	2017	2016

Trade payables	$44,603	$67,099
Accrued liabilities	43,912	41,297
Employee benefit liability	4,504	-
Restricted share unit liability	3,716	2,668
Current portion of long-term debt	2,996	-
Accrued interest on convertible notes	284	-
	$100,015	$111,064
Non-current portion of restricted share unit liability	(1,235)	-
Current portion of accounts payable and accrued liabilities	$98,780	$111,064

6.
LONG-TERM DEBT

As at March 31, 2017, the Company’s long-term debt consisted of the following:

	Senior secured term credit facility	Offtake obligation	Stream obligation	Total long-term debt
Balance, December 31, 2016	$232,438	$67,702	$201,020	$501,160
Additional advances under the credit facility	85,205	-	-	85,205
Interest expense including amortization of discount	9,951	-	-	9,951
Loss on financial instruments at fair value	-	31	7,993	8,024
Balance, March 31, 2017	$327,594	$67,733	$209,013	$604,340
Current portion of offtake obligation	-	(2,996)	-	(2,996)
Non-current portion of long-term debt	$327,594	$64,737	$209,013	$601,344

(a)
Senior secured term credit facility

Pursuant to the terms of the senior secured term credit facility, the Company can borrow up to $350,000, which bears interest at a stated rate of 7.5%, compounded quarterly and payable upon maturity. Each advance under the credit facility is subject to a 3% arrangement fee at the time of draw. The credit facility is secured by substantially all of the assets of the Company and its subsidiaries.

On February 15, 2017, the Company completed the final advance under the credit facility for $100,000. The credit facility was fully drawn at March 31, 2017.

The credit facility matures December 31, 2018 and is subject to an extension for one year, at the Company’s option upon payment of an extension fee of 2.5% of the principal amount, including accumulated interest. The Company has the right to repay at par plus accrued interest after the second anniversary of closing and upon payment of 2.5% of principal prior to the second anniversary.

The embedded derivatives associated with the prepayment and extension options are recorded on the statement of financial position as other assets. For the three months ended March 31, 2017, the change in fair value of these embedded derivatives was a fair value loss of $177 (2016 – $1,418).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

6.
LONG-TERM DEBT (Cont’d)

In conjunction with the credit facility, the Company entered into an agreement to sell the gold produced at the Brucecjack Mine (the “Offtake obligation”). The Offtake obligation (discussed below), compensates for a lower stated interest rate on the credit facility and is presented as a reduction to the carrying amount of the drawn portion of the credit facility and an asset presenting the initial fair value of the undrawn loan commitment. As the balance of the credit facility is drawn, the loan commitment is reclassified as a reduction in the resulting loan and amortized over the life of the associated liability on an effective interest rate basis. Upon completion of the final advance for $100,000 under the credit facility, the remaining $11,795 of the loan commitment was reclassified to long-term debt.

As a result of the impact of the Offtake obligation, the arrangement fees and the prepayment and extension options, the effective interest rate on credit facility is 15.0%. For the three months ended March 31, 2017, the Company capitalized $9,951 (2016 - $4,383) of interest on the credit facility to mineral properties, plant and equipment.

(b)
Offtake obligation

The Company has entered into an agreement pursuant to which it will sell 100% of refined gold (in excess of any delivered ounces pursuant to the stream obligation) up to 7,067,000 ounces. The final purchase price to be paid by the purchaser will be, at the purchaser’s option, a market referenced gold price in US dollars per ounce during a defined pricing period before and after the date of each sale.

The Company has the option to reduce the Offtake obligation by up to 75% by paying (a) $11 per remaining ounce effective December 31, 2018 or (b) $13 per ounce effective December 31, 2019 on the then remaining undelivered gold ounces.

The Offtake obligation is recorded at fair value at each statement of financial position date. For the three months ended March 31, 2017, the change in fair value of the Offtake obligation was a fair value loss of $31 (2016 - $5,381).

(c)
Stream obligation

Pursuant to the stream, the Company is obligated to deliver, subject to prepayment options, 8% of up to 7,067,000 ounces of refined gold and 8% of up to 26,297,000 ounces of refined silver commencing on January 1, 2020 (less gold and silver sold to date) and a payment of $20,000. Upon delivery, the Company is entitled to (a) for gold, the lesser of $400 per ounce and the gold market price and (b) for silver, the lesser of $4 per ounce and the silver market price. Any excess of market over the fixed prices above are credited against the deposit. Any remaining uncredited balance of the deposit is repayable, without interest, upon the earlier of the date (i) the aggregate stated gold and silver quantities have been delivered and (ii) 40 years.

The Company has the option to repurchase the stream obligation for $237,000 on December 31, 2018 or $272,000 on December 31, 2019. Alternatively, the Company may reduce the stream obligation to (a) 3% on December 31, 2018 (and accelerate deliveries under the stream to January 1, 2019) or (b) 4% on December 31, 2019 (in which case deliveries will commence on January 1, 2020) on payment of $150,000.

The stream obligation is recorded at fair value at each statement of financial position date. For the three months ended March 31, 2017, the change in fair value of the stream obligation was a fair value loss of $7,993 (2016 - $15,202).

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

6.
LONG-TERM DEBT (Cont’d)

As the stream is in substance a debt instrument, the effective interest on the debt host is capitalized as a borrowing cost during the development of the Brucejack Mine. For the three months ended March 31, 2017, the Company capitalized $4,972 (2016 - $4,582) of interest on the stream debt to mineral properties, plant and equipment. The capitalized interest was reclassified from the loss on financial instruments at fair value recorded in the statement of loss.

7.
CONVERTIBLE NOTES

On February 14, 2017, the Company completed an offering of $100,000 aggregate principal amount of unsecured convertible senior subordinated notes due 2022 (the “Notes”), which includes the exercise of the full amount of the over-allotment option of $10,000 aggregate principal amount of Notes. The Notes resulted in net proceeds of $95,802 after commissions and expenses related to the offering. The Notes mature on March 15, 2022 and bear an interest rate of 2.25% per annum, payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2017.

The Notes are convertible into common shares of the Company at a fixed conversion rate, subject to certain anti-dilution adjustments. In addition, if certain fundamental changes occur, holders of the Notes may be entitled to an increased conversion rate. The Notes are convertible into common shares of the Company at an initial conversion rate of 62.5 common shares per $1 principal amount of Notes converted, representing an initial conversion price of $16.00 per common share.

The Company may not redeem the Notes before March 20, 2020, except in the event of certain changes in Canadian tax law. At any time on or after March 20, 2020, the Company may redeem all or part of the Notes for cash, but only if the last reported sale price of the Company’s common shares for 20 or more trading days in a period of 30 consecutive trading days exceeds 130% of the conversion price. The redemption price will equal to the sum of (1) 100% of the principal amount of the notes to be redeemed and (2) accrued and unpaid interest, if any, to the redemption date.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a fundamental change, at a purchase price in cash equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to the fundamental change purchase date.

At initial recognition, the net proceeds of the Notes were bifurcated into its debt and equity components. The fair value of the debt portion of $71,690 was estimated using a discounted cash flow model method based on an expected life of five years and a discount rate of 8.6%. The residual of $24,112 ($17,843 net of deferred tax), was allocated to equity.

The debt portion has been designated as an ‘other financial liability’ and is recorded at amortized cost, net of transaction costs and is accreted over the expected life using the effective interest rate of 7.8%. The accretion of convertible notes was capitalized to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

7.
CONVERTIBLE NOTES (Cont’d)

The movement in the debt portion of the Notes during the period comprised the following:

March 31,
2017
Face value of convertible notes (at inception)	$100,000
Transaction costs associated with convertible notes	(4,198)
Equity component of convertible notes, net of allocated transaction costs	(24,112)
Liability component of convertible notes	71,690
Accretion of convertible notes	702
Balance, March 31, 2017	$72,392

8.
DECOMMISSIONING AND RESTORATION PROVISION

The Company has a liability for remediation of current and past disturbances associated with the exploration and development activities at the Brucejack Mine. The decommissioning and restoration provision is as follows:

	March 31,	December 31,
	2017	2016
Opening balance	$13,675	$5,240
Change in discount rate	(1,291)	1,033
Change in amount and timing of cash flows	(35)	7,040
Accretion of decommissioning and restoration provision	83	203
Foreign exchange difference	-	159
Ending balance	$12,432	$13,675

For the three months ended March 31, 2017, the provision decreased due to an increase in the discount rate. The Company used an inflation rate of 1.9% (2016 – 1.9%) and a discount rate of 2.5% (2016 – 2.0%) in calculating the estimated obligation. The liability for retirement and remediation on an undiscounted basis before inflation is $14,123 (2016 - $13,968).

9.
CAPITAL AND RESERVES

(a)
Authorized share capital

At March 31, 2017, the authorized share capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares with no par value.

On March 1, 2016, the Company completed a marketed offering of 28,384,000 common shares at a price of $4.58 per common share for aggregate gross proceeds of $129,999 which includes the exercise of the full amount of the over-allotment option of 2,174,000 common shares. As a result of this offering, the Company entered into additional subscription agreements with shareholders who wished to maintain their respective pro-rata interest in the Company. Thus, on March 31, 2016, the Company issued an additional 3,539,755 common shares at $4.58 per share for gross proceeds of $16,212. The combined gross proceeds of these two offerings was $146,211, before share issue costs of $8,243.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

9.
CAPITAL AND RESERVES (Cont’d)

(b)
Share option plan

The following table summarizes the changes in stock options for the three months ended March 31:

	2017		2016
	Number of options	Weighted average exercise price (in CAD)	Number of options	Weighted average exercise price (in CAD)
Outstanding, January 1,	7,524,727	$9.05	9,442,950	$9.23
Granted	-	-	710,000	6.75
Exercised	(679,675)	10.06	(272,000)	6.10
Expired / forfeited	(120,000)	16.49	(795,000)	10.44
Outstanding, March 31,	6,725,052	$8.82	9,085,950	$9.03

The following table summarizes information about stock options outstanding and exercisable at March 31, 2017:

	Stock options outstanding		Stock options exercisable
Exercise prices (in CAD)	Number of options outstanding	Weighted average years to expiry	Number of options exercisable	Weighted average exercise price (in CAD)
$5.85 - $7.99	3,378,250	2.72	2,964,500	6.61
$8.00 - $9.99	1,901,802	3.53	1,315,581	8.80
$10.00 - $11.99	100,000	4.12	50,000	10.89
$12.00 - $13.99	1,285,000	0.72	1,270,000	13.68
$14.00 - $15.99	60,000	2.92	40,000	14.92
Outstanding, March 31, 2017	6,725,052	2.59	$5,640,081	8.81

The total share option compensation expense for the three months ended March 31, 2017 was $1,772 (2016 - $1,623) of which $740 (2016 - $655) has been expensed in the statement of loss and $1,032 (2016 - $968) has been capitalized to mineral properties, plant and equipment.

The following are the weighted average assumptions employed to estimate the fair value of options granted for the three months ended March 31, 2017 and 2016 using the Black-Scholes option pricing model:

	For the three months ended
	March 31, 2017	March 31, 2016
Risk-free interest rate	N/A	0.51%
Expected volatility	N/A	63.58%
Expected life	N/A	5 years
Expected dividend yield	N/A	Nil

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

9.
CAPITAL AND RESERVES (Cont’d)

Option pricing models require the input of subjective assumptions including the expected price volatility, and expected option life. Changes in these assumptions may have a significant impact on the fair value calculation.

(c)
Restricted share unit (“RSU”) plans

2014 RSU Plan

The following table summarizes the changes in the 2014 RSU’s for the three months ended March 31:

	2017		2016
	Number of RSU's	Weighted average fair value (in CAD)	Number of RSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	86,659	$10.65	215,698	$7.01
Forfeited	-	-	(30,356)	6.92
Outstanding, March 31,	86,659	$14.58	185,342	$6.97

At March 31, 2017, a liability of $724 (2016 - $169) was outstanding and included in accounts payable and accrued liabilities. For the three months ended March 31, 2017, $127 (2016 - $61) has been recorded to share-based compensation expense and $52 (2016 - $50) has been capitalized to mineral properties, plant and equipment.

2015 RSU Plan

The following table summarizes the changes in the 2015 RSU’s for the three months ended March 31:

	2017		2016
	Number of RSU's	Weighted average fair value (in CAD)	Number of RSU's	Weighted average fair value (in CAD)
Outstanding, January 1,	735,729	$10.65	861,344	$7.01
Forfeited	-	-	(100,000)	6.85
Outstanding, March 31,	735,729	$14.58	761,344	$6.97

At March 31, 2017, a liability of $2,992 (2016 - nil) was outstanding and included in accounts payable and accrued liabilities. For the three months ended March 31, 2017, $758 (2016 - $163) has been recorded to share-based compensation expense and $96 (2016 - $74) has been capitalized to mineral properties, plant and equipment.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

10.
RELATED PARTIES

Transactions with key management

Key management includes the Company’s directors (executive and non-executive) and executive officers including its Executive Chairman (“Exec Chair”), its Chief Executive Officer, its Chief Financial Officer, its Chief Exploration Officer and Vice President, and its Vice President, Corporate.

Directors and key management compensation:

	For the three months ended
	March 31,	March 31,
	2017	2016
Salaries and benefits	$5,045	$1,457
Share-based compensation	1,912	739
	$6,957	$2,196

Effective January 1, 2017, under the terms of the Exec Chair’s employment agreement, the Exec Chair is entitled to a retirement allowance which remains due and payable in full in the event the Exec Chair terminates his employment with the Company. As a result, the entire retirement allowance was expensed in the amount of $4,469 (C$6,000).

11.
FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities are measured and recognized according to a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy are as follows:

Level 1:	Quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2:	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3:	Inputs for the asset or liability that are not based on observable market data

The following table presents the Company’s financial assets and liabilities that are measured at fair value on a recurring basis by level within the fair value hierarchy. Each of these financial instruments are classified as Level 3 as their valuation includes significant unobservable inputs.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

11.
FAIR VALUE MEASUREMENTS (Cont’d)

	March 31,	December 31,
	2017	2016
Assets
Financial assets at fair value through profit or loss
Embedded derivatives under the senior secured term credit facility	$1,579	$1,756
	$1,579	$1,756

Liabilities
Financial liabilities at fair value through profit or loss
Offtake obligation	$67,733	$67,702
Stream obligation	209,013	201,020
	$276,746	$268,722

The embedded derivative assets were valued using Monte Carlo simulation valuation models with principal inputs related to the credit facility including the risk-free interest rate and the Company’s and lender’s credit spread.

The offtake and stream obligations were valued using Monte Carlo simulation valuation models. The key inputs used by the Monte Carlo simulation in valuing both the offtake and stream obligations include: the gold forward curve based on Comex futures, long-term gold volatility, call option exercise prices and risk-free rate of return.

In addition, in valuing the stream obligation, management used the following significant observable inputs: the silver forward curve based on Comex futures and the long-term silver volatility and gold/silver correlation.

The valuation of the offtake and stream obligations also require estimation of the Company’s non-performance or credit risk and the anticipated production schedule of gold and silver ounces delivered over the life of mine.

12.
CONTINGENCIES

a) Canadian class action

On October 29, 2013, David Wong, a shareholder of the Company, filed a proposed class action against the Company, Robert Quartermain (a director, the President and the CEO of the Company) and Snowden Mining Industry Consultants Ltd. (the “Wong Action”). The Wong Action was filed in the Ontario Superior Court of Justice.

The Wong Action claims C$60 million in general damages on behalf of a class of persons, wherever they reside, who acquired the Company’s securities between July 23, 2013 and October 21, 2013. Snowden Mining Industry Consultants Ltd. is no longer a defendant in the Wong Action.

A motion by the plaintiff in the Wong Action was brought seeking leave from the Court to commence an action under the secondary market provisions in Part XXIII.1 of the Ontario Securities Act. The motion will be heard on May 29 and 30, 2017.

PRETIUM RESOURCES INC.
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
For the three months ended March 31, 2017 and 2016
(Expressed in thousands of United States dollars, except for share data)

12.
CONTINGENCIES (Cont’d)

The Company believes that the allegations made against it in the Wong Action are meritless and will vigorously defend them, although no assurance can be given with respect to the ultimate outcome. The Company has not accrued any amounts for the Wong Action.

b) United States class actions

Between October 25, 2013 and November 18, 2013, five putative class action complaints were filed in the United States against the Company and certain of its officers and directors, alleging that defendants violated the United States securities laws by misrepresenting or failing to disclose material information concerning the Brucejack Mine. All five actions were filed in the United States District Court for the Southern District of New York.

In January 2014, the Court ordered that these actions be consolidated into a single action, styled In re Pretium Resources Inc. Securities Litigation, Case No. 13-CV-7552 (PGG). The Court has appointed as lead plaintiffs in the consolidated action three individuals who are suing on behalf of a putative class of shareholders who purchased or otherwise acquired the Company’s common shares between June 11, 2013 and October 22, 2013.

In March 2014, the plaintiffs filed a consolidated amended class action complaint, which the Company moved to dismiss in May 2014. In July 2014, the plaintiffs filed a second consolidated amended class action complaint (“Second Amended Complaint”). The Company moved to dismiss the Second Amended Complaint on September 5, 2014. Plaintiffs filed their Opposition to the Company’s Motion to Dismiss on October 20, 2014, and the Company filed a reply brief on November 19, 2014. The Court has not yet issued a decision on the motion.

The Company believes that the allegations made against it in these actions are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for these class actions.

c) Contractor claim

On April 24, 2017, Bear Creek Contracting Ltd. (“Bear Creek”) filed a statement of claim against the Company (the “Bear Creek Action”) alleging that the Company owes Bear Creek C$14,562 in general damages in connection with work undertaken at the Brucejack Mine transmission line. The Bear Creek Action was filed in the Supreme Court of British Columbia. The Company has not yet filed a statement of defense.

The Company believes that the allegations made against it in the Bear Creek Action are meritless and will vigorously defend the matter, although no assurance can be given with respect to the ultimate outcome of such proceedings. The Company has not accrued any amounts for the Bear Creek Action.